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AUDITORS' REPORT TO THE UNITHOLDER

We have audited the consolidated balance sheets of StarPoint Energy Trust as at December 31, 2005 and 2004 and the consolidated statements of income and accumulated earnings (deficit) and cash flows for the years then ended.  These financial statements are the responsibility of the Trust's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“KPMG LLP”

Chartered Accountants

Calgary, Canada

August 4, 2006

StarPoint Energy Trust

1

StarPoint Energy Trust

Consolidated Balance Sheets

($ Thousands)	December 31, 2005	December 31, 2004

Assets
Current
Accounts receivable	93,505	39,605

Deferred costs (note 14)	6,500	-
Deferred hedging loss (note 13)	30,889	-
Property and equipment (notes 2 and 3)	1,938,845	242,650
Goodwill	360,839	87,627
Total assets	2,430,578	369,882

Liabilities
Current
Accounts payable and accrued liabilities	150,379	46,447
Cash distributions payable	22,662	-
Financial derivative liability (notes 2 and 13)	13,320	-
Bank loan (note 5)	434,123	74,167
	620,484	120,614

Asset retirement obligation (note 6)	71,930	13,375
Financial derivative liability (notes 2 and 13)	2,134	-
Convertible debentures (note 4)	53,407	-
Future income taxes (note 7)	118,235	40,170
Total liabilities	866,190	174,159

Non-controlling interest
Exchangeable shares (note 8)	4,118	-

Unitholders’ Equity
Unitholders’ equity (note 9)	1,694,208	186,220
Contributed surplus (note 9)	38,035	3,649
Convertible debentures (note 4)	2,030	-
Accumulated cash distributions	(173,391)	-
Accumulated earnings (deficit)	(612)	5,854
Total unitholders’ equity	1,560,270	195,723
and Contingencies (notes 12, 13 and 15) Subsequent events (note 14)
Total liabilities and unitholders’ equity	2,430,578	369,882

See accompanying notes to consolidated financial statements.

Approved on Behalf of the Board of Directors

"Jack C. Lee"

"Peter W. Comber"

StarPoint Energy Trust

StarPoint Energy Trust

Consolidated Statements of Income and

Accumulated Earnings (Deficit)

	Year ended December 31
($ Thousands except per unit amounts)	2005	2004

Revenue
Petroleum and natural gas	419,300	102,019
Royalties	(87,298)	(24,262)
Amortization of derivative liability (note 13)	9,641	-
	341,643	77,757

Expenses
Operating	76,700	17,095
Transportation	2,332	1,800
Interest	11,612	2,252
General and administrative	9,089	2,393
Period corporate transaction costs (note 10)	47,959	-
Unit-based compensation expense (note 9)	11,046	-
Stock-based compensation (note 9)	-	1,979
Bad debt expense	6,969	-
Depletion, depreciation and accretion	196,857	36,837
	362,564	62,356
Income (loss) before taxes and non-controlling interest	(20,921)	15,401
Taxes (note 7)
Capital taxes	7,616	2,916
Future income tax expense (recovery)	(23,354)	6,080
	(15,738)	8,996
Income (loss) before non-controlling interest	(5,183)	6,405
Non-controlling interest (note 8)	1,283	-
Net income (loss)	(6,466)	6,405
Accumulated earnings (deficit), beginning of year	5,854	(551)
Accumulated earnings (deficit), end of year	(612)	5,854

Net income (loss) per trust unit (note 9)
Basic	(0.10)	0.32
Diluted	(0.10)	0.31
Weighted average number of trust units (note 9)
Basic	65,513	19,865
Diluted	66,358	20,930

See accompanying notes to consolidated financial statements.

StarPoint Energy Trust

StarPoint Energy Trust

Consolidated Statements of Cash Flows

	Year ended December 31
($ Thousands)	2005	2004
Cash flows related to the following activities:

Operating Activities
Net income for the period	(6,466)	6,405
Amortization of derivative liability	(9,641)	-
Period corporate transaction costs	38,590	-
Unit and stock-based compensation	11,046	1,979
Net amortization and accretion of convertible debentures	(4,860)	-
Depletion, depreciation and accretion	201,717	36,837
Future income taxes	(23,354)	6,080
Non-controlling interest	1,283	-
	208,315	51,301
Change in non-cash working capital	9,019	1,624
	217,334	52,925

Financing Activities
Bank loan – repayments	(8,243)	(41,657)
Bank loan – drawdowns	185,651	66,755
Trust units / common shares issued (net of issue costs)	629,692	20,247
Issue of debentures (net of issue costs)	57,599	-
Cash distributions paid	(173,391)	-
Change in non-cash working capital	20,547	-
	711,855	45,345

Investing Activities
Property and equipment expenditures	(160,706)	(73,228)
Proceeds on sale of properties and equipment	18,798	5,252
Deferred costs	(6,500)
Corporate acquisitions, net of cash acquired	(784,061)	(22,958)
Change in non-cash working capital	3,280	(7,336)
	(929,189)	(98,270)
Change in cash and cash equivalents	-	-
Cash and cash equivalents, beginning of year	-	-
Cash and cash equivalents, end of year	-	-

Supplemental information (note 11)

See accompanying notes to consolidated financial statements.

StarPoint Energy Trust

StarPoint Energy Trust

Notes to Consolidated Financial Statements

Year ended December 31, 2005 and 2004

Business and Basis of Presentation

StarPoint Energy Trust (“StarPoint” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the province of Alberta. The Trust was established as part of a Plan of Arrangement (the “Arrangement”) that became effective on January 7, 2005 (see note 2).

The conversion of StarPoint Energy Ltd. to the Trust has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements for 2005 and 2004 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by StarPoint Energy Ltd.  Accordingly, the comparative figures for the year ended December 31, 2004 reflect the results of operations and cash flows of StarPoint Energy Ltd. and its subsidiaries prior to the Arrangement. Due to the conversion into an energy trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable.

The business of the Trust is carried by various operating subsidiaries.  The activities of the subsidiaries are financed through interest bearing notes from the Trust and net profit interests issued to the Trust.  The net profit interest are determined pursuant to the terms of each net profit interest agreement.  The Trust is entitled to net profit interests equal to the amount of the gross proceeds from the sale of production from petroleum and natural gas properties net of certain deductible expenditures.  Under the terms of the net profits interests agreements, deductible expenditures may include discretionary amounts to fund capital expenditures, to repay third party debt and to provide for working capital required to carry out the operations of the operating subsidiaries.

The term “units” has been used to identify the trust units and exchangeable shares of the Trust issued on or after January 7, 2005 as well as the common shares of StarPoint Energy Ltd. outstanding prior to the conversion on January 7, 2005.

Unless otherwise stated, tabular dollar amounts presented in these notes are in thousands of Canadian dollars.

Principles of Consolidation

The consolidated financial statements include the accounts of StarPoint and its wholly-owned subsidiaries, partnerships and trusts.

StarPoint Energy Trust

1.

Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods presented. The amounts recorded for the depletion and depreciation of property and equipment, the asset retirement obligations, and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future periods could be significant.

Actual results may differ from these estimates and assumptions. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Property and Equipment

(i)  Petroleum and Natural Gas Properties

The Trust follows the full-cost method of accounting for petroleum and natural gas operations, whereby all costs related to the exploration and development of petroleum and natural gas reserves are capitalized on a country-by-country basis.  Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, well equipment, flow-line and plant costs, geological and geophysical costs and overhead costs directly related to exploration and development activities.

A significant portion of the Trust’s activities are conducted jointly with third parties and accordingly, these financial statements only reflect the Trust’s proportionate interest in these activities.

Gains or losses on sales of properties are recognised only when crediting the proceeds to the recorded costs would result in a change in the depletion and depreciation rate of greater than 20%.

Capitalised costs are depleted using the unit-of-production method based on estimated proven reserves of petroleum and natural gas before royalties as determined by independent petroleum engineers.  The cost of acquiring and evaluating unproven properties are initially excluded from the depletion and depreciation calculation.  These properties are assessed periodically for impairment and when proved reserves are assigned to the property or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to the costs subject to depletion.  For purposes of the depletion and depreciation calculation, proved natural gas reserves and production are converted to equivalent volumes of crude petroleum based on their approximate relative energy content being six thousand cubic feet of natural gas to one barrel of crude oil.  Oil and gas assets are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, plus the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre.  When the carrying amount is not assessed to be recoverable, an impairment loss is recognised to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre.  The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

StarPoint Energy Trust

 (iii)  Office Furniture, Equipment and Leaseholds

Office furniture and equipment is depreciated on a declining-balance method at annual rates of 20% to 50%.  Leasehold improvements are depreciated over the remaining lease term.

Asset Retirement Obligation

The Trust is required to record a liability equal to the fair value of the estimated cost to retire an asset.  When the liability is initially recorded, the Trust will increase the carrying amount of the related long-lived asset by an amount equal to the original liability.  The liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related long-lived asset.  Any difference between costs incurred upon a significant settlement of an asset obligation and the recorded liability will be recognised as a gain or loss in the Trust’s earnings.

Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act (“Act”) and is taxable only on income that is not distributed or distributable to the unitholders.  As the Trust distributes all of its taxable income (if any) to the unitholders and meets the requirements of the Act applicable to the Trust, no provision for income tax has been made in the Trust.

The Trust follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are measured based upon the temporary differences between the carrying values of assets and liabilities and their related income tax basis.  Income tax expense (recovery) is computed based on the change during the year in the future income tax assets and liabilities.  Future income tax assets are recognised to the extent it is more likely than not that sufficient future taxable income will be available to allow the future income tax assets to be realised.  Effects of the changes in tax laws and tax rates are recognised when substantively enacted.  A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realised.

Cash and Cash Equivalents

The Trust considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.  These cash equivalents consist primarily of funds on deposit under various terms or Bankers’ Acceptances utilized to fix the interest rate on bank debt.  Cash and cash equivalents are stated at cost which approximates fair value.

Foreign Currency Translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date.  Revenues and expenses are translated at the monthly average rate of exchange.  Translation gains and losses are included in income in the period in which they arise.

Flow-through Shares

The Trust may finance a portion of its exploration and development activities through the issuance of flow-through common shares.  Under the terms of the flow-through share agreements, the resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation.  The Trust provides for the future effect on income taxes related to flow-through shares as a charge to share capital and future income tax liability when the renouncement is made to the shareholders.

StarPoint Energy Trust

Goodwill

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired.  Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment.  Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust.  If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value.  The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill.  Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount.  Impairment is charged to income in the period in which it occurs.

Unit-based Compensation Plan

StarPoint’s unit-based compensation plan is described in note 9. The restricted units granted under the plan are accounted for based upon the price of the trust units at the grant date of the restricted units. This underlying value at the grant date is expensed over the vesting period, as is the value of the accumulated distributions received during the period, with a corresponding increase to contributed surplus for the total charge.

Revenue Recognition

Revenue from the sale of crude oil, natural gas and natural gas liquids are recorded on a gross basis when title transfers to an external third party.

Per Unit Information

Basic net income (loss) per unit is calculated using the weighted average number of units outstanding during the period.  Diluted per unit amounts reflect the potential dilution that could occur if options to purchase units were exercised.  Diluted per unit amounts include the effect of restricted units, exchangeable shares and convertible debentures using the “if-converted” method.

Hedging

The Trust uses derivative financial instruments from time to time to hedge its exposure to commodity prices, interest rate and foreign exchange fluctuations.  The Trust does not enter into derivative financial instruments for trading or speculative purposes.

The derivative financial instruments are initiated within the guidelines of the Trust’s risk management policy.  This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions.  The Trust believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Trust’s firm commitment or forecasted transaction and the underlying basis of the instrument, such as commodity price or foreign exchange rate, correlates highly with the Trust’s exposure.

The Trust enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate.  These derivative contracts, accounted for as hedges, are not recognized on the balance sheet.  Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized.  Premiums paid or received are deferred and amortized to earnings over the term of the contract.

StarPoint Energy Trust

The Trust may enter into foreign exchange forward contracts to hedge anticipated U.S. dollar denominated petroleum and natural gas sales.  These derivatives, accounted for as hedges, are not recognized on the balance sheet.  The gains and losses on these derivatives are recognized as an adjustment to petroleum and natural gas revenues when the revenue is recognized.

Gains and losses resulting from changes in the fair value of derivative contracts that do not qualify for hedge accounting are recognized in earnings when those changes occur.

Exchangeable Shares

The exchangeable shares are presented as a non-controlling interest on the consolidated balance sheet as they fail to meet the non-transferability criteria necessary in order for classification as equity.  Holders of exchangeable do no receive distributable cash from the Trust.  Rather, on each distribution paypment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution.  A non-controlling interest charge has been made to net income equivalent to the non-controlling interests’ proportionate share of the Trust’s consolidated net income with a corresponding increase to the non-controlling interest on the balance sheet.  Each redemption of exchangeable shares is treated as a step acquisition requiring the exchangeable shares to be transferred to equity at the market value of the units then issued.

Convertible Debentures

The Trust presents outstanding convertible debentures in their debt and equity component parts on the balance sheet.

The debt component represents the total discounted present value of the semi-annual interest obligations to be satisfied by cash and the principal payment due at maturity, using the rate of interest that would have been applicable to a non-convertible debt instrument of comparable term and risk at the date of issue.  The debt component is changed over the term of the relevant debenture so that the full face value of the outstanding debenture is reflected as a liability at maturity.  The amortization is recorded within depletion, depreciation and accretion expense.

2.

Business Combinations

(i)

Southeast Saskatchewan Acquisition

On August 9, 2005 StarPoint acquired a partnership with crude oil properties located in southeast Saskatchewan for total cash consideration of $317.7 million, after certain closing adjustments.

This acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash paid	317,376
Acquisition costs	350
317,726

Purchase Price at Fair Value
Property and equipment	320,392
Goodwill	11,645
Asset retirement obligation	(14,311)
317,726

StarPoint Energy Trust

(ii)

EnCana Assets Acquisition

On June 30, 2005 StarPoint acquired a partnership with crude oil properties located in Central and Southern Alberta from EnCana Corporation, (the “EnCana Assets”) for total cash consideration of $398.0 million, after certain closing adjustments.

This acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash paid	397,735
Acquisition costs	250
397,985

Purchase Price at Fair Value
Property and equipment	390,700
Goodwill	23,767
Asset retirement obligation	(16,482)
397,985

(iii)

APF Combination

On June 27, 2005, StarPoint acquired all of the issued and outstanding units of APF Energy Trust (“APF”). Under the terms of the Combination Agreement, each APF unit issued and outstanding was exchanged for 0.63 of a StarPoint.  Prior to the combination, in a separate transaction, APF unitholders were given the right to receive common shares in Rockyview Energy Inc. (“Rockyview”), a new junior exploration company.

StarPoint was deemed the acquirer of APF and consequently StarPoint has accounted for APF as an acquisition using the purchase method of accounting as follows:

Consideration
Trust units issued (note 9)	735,448
Acquisition costs	7,246
742,694

Purchase Price at Fair Value
Property and equipment	893,061
Goodwill	209,927
Working capital	(4,898)
Bank loan	(174,305)
Convertible debentures (note 4)	(53,488)
Derivative liability	(25,095)
Asset retirement obligation	(32,216)
Future income taxes	(70,292)
742,694

StarPoint Energy Trust

(iv)

Selkirk Energy Partnership

On January 28, 2005, StarPoint acquired all of the issued and outstanding shares of four private corporations for cash consideration of $68.5 million.  Together, the private corporations owned 100 percent of the interests in Selkirk Energy Partnership.

The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	68,022
Transaction costs	450
68,472

Purchase Price at Fair Value
Property and equipment	50,011
Goodwill	4,961
Future income taxes	8,364
Cash	8,162
Working capital	(2,388)
Asset retirement obligation	(638)
68,472

(v)

Plan of Arrangement

The Trust was established as part of the Arrangement which became effective January 7, 2005. The Arrangement resulted in the shareholders of StarPoint Energy Ltd. and E3 Energy Inc. (“E3”) receiving trust units in the Trust and shares in a new publicly listed exploration and production company, Mission Oil & Gas Ltd (“Mission”).

StarPoint Energy Ltd. was deemed the acquirer of E3 and consequently the Trust has accounted for E3 as an acquisition using the purchase method of accounting as follows:

Consideration	E3	Mission
Fair value of options assumed	4,102	-
Trust units issued / Net assets transferred (note 9)	61,573	(20,713)
Acquisition costs	794	-
	66,469	(20,713)

Purchase Price at Fair Value	E3	Mission
Property and equipment	70,733	(18,798)
Goodwill	22,912	-
Working capital	(1,671)	-
Bank loan	(8,243)	-
Asset retirement obligation	(1,841)	751
Future income taxes	(15,421)	(2,666)
	66,469	(20,713)

StarPoint Energy Trust

The Trust incurred costs related to the Arrangement which have been expensed on the consolidated statement of income and accumulated earnings (deficit) including $1.7 million for the termination of the stock option plan which reflects the unexpensed portion of the fair value of the outstanding options, and other transaction costs of $1.6 million (see note 10).

 (vi)

Keystone Disposition Corp.

On September 17, 2004, the Trust acquired all of the outstanding shares of Keystone, a private company involved in the exploration, development and production of oil in SE Saskatchewan.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$ 16,815
Issue of 1,083,837 common shares (note 9)	4,606
Total consideration	$ 21,421

Purchase Price at Fair Value
Property and equipment	$ 20,470
Goodwill	6,422
Working capital	(537)
Asset retirement obligation	(439)
Future income taxes	(4,495)
$ 21,421

(vii)

Trend Energy Inc.

On May 31, 2004, the Trust acquired all of the outstanding shares of Trend, a private company involved in the exploration, development and production of oil and natural gas in western Canada.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Cash	$ 6,018
Issue of 1,174,775 common shares (note 9)	5,322
Total consideration	$ 11,340

Purchase Price at Fair Value
Property and equipment	$ 12,165
Goodwill	7,131
Working capital	35
Bank debt	(4,998)
Asset retirement obligation	(356)
Future income taxes	(2,637)
$ 11,340

StarPoint Energy Trust

(viii)

Upton Resources Inc.

On January 27, 2004, the Trust acquired all of the outstanding shares of Upton, a publicly traded company involved in the exploration, development and production of oil and natural gas in western Canada.  The acquisition was accounted for using the purchase method of accounting as follows:

Consideration
Issue of 23,700,625 common shares (note 9)	$ 75,158
Transaction costs	125
Total consideration	$ 75,283

Purchase Price at Fair Value
Property and equipment	$ 97,846
Goodwill	42,310
Working capital	(6,834)
Bank debt	(36,660)
Asset retirement obligation	(9,205)
Future income taxes	(12,174)
$ 75,283

3.

Property and Equipment

	December 31, 2005			December 31, 2004
	Cost	Accumulated Depletion and Depreciation	Net Book Value	Cost	Accumulated Depletion and Depreciation	Net Book Value
Petroleum & natural gas properties	2,173,799	235,981	1,937,818	280,389	38,182	242,207
Administrative assets	2,307	1,280	1,027	555	112	443
	2,176,106	237,261	1,938,845	280,944	38,294	242,650

(a)

Depletion

The calculation of the 2005 depletion and depreciation expense excludes undeveloped land costs and salvage values of approximately $106.3 million (December 31, 2004 - $27.4 million). Future development costs of $161.5 million (December 31, 2004 - $15.6 million) were included in the depletion calculation.

(b)

Capitalization of General and Administrative Costs

During the year ended December 31, 2005, StarPoint capitalized $4.8 million (December 31, 2004 -$2.6 million) of general and administrative costs relating to exploration and development activities.

StarPoint Energy Trust

(c)

Ceiling Test

The Trust performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of the property and equipment.  The oil and gas future prices are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators.  These prices have been adjusted for commodity price differentials specific to the Trust.

Benchmark price and exchange assumptions used were as follows:

	WTI Oil ($US/bbl)	AECO Gas ($Cdn/mcf)	Foreign Exchange ($US/Cdn)
2006	40.00	6.35	0.82
2007	38.00	6.15	0.82
2008	36.00	6.00	0.82
2009	34.00	6.00	0.82
2010-2013	33.00	6.00	0.82
Thereafter (inflation %)	2.0%	2.0%	0.0%

4.

Convertible Debentures

(i)

StarPoint Debentures

In connection with the acquisition of the EnCana Assets described in note 2, StarPoint sold $60.0 million of 6.5 percent convertible extendible unsecured subordinated debentures (the “StarPoint Debentures”) on May 26, 2005. The StarPoint Debentures mature on July 31, 2010 and are convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of the StarPoint Debenture, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.  The StarPoint Debentures will not be redeemable at the option of the Trust on or before July 31, 2008.  After July 31, 2008, and prior to the maturity date, the StarPoint Debentures may be redeemable in whole or in part, at a price of $1,050 per StarPoint Debenture after July 31, 2008 and redeemable after July 31, 2009 at a price of $1,025.

As at December 31, 2005, the carrying value of the remaining StarPoint Debentures was $44.5 million, reflected as $43.5 million classified as a liability, and $1.0 million for the equity conversion feature classified in unitholders’ equity. The liability portion of the debentures will accrete up to the face value at maturity with a corresponding charge to earnings. The face value of the outstanding StarPoint Debentures was $46.5 million at December 31, 2005.

(ii)

APF Debentures

In connection with the APF Combination, and pursuant to a debenture agreement dated June 27, 2005, (the “APF Debentures”) the APF Debentures were assumed by StarPoint.  The 9.4 percent unsecured subordinated convertible debentures are convertible at the holder’s option into fully paid and non-assessable trust units at any time prior to July 31, 2008 at a conversion price of $16.68 per trust unit.  The APF Debentures are not redeemable by the Trust before July 31, 2006, except under certain circumstances.  The APF Debentures become redeemable at $1,050 per APF Debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

As at December 31, 2005, the carrying value of the remaining APF Debentures was $11.0 million, reflected as $9.9 million classified as a liability, and $1.1 million for the equity conversion feature classified in unitholders’ equity. The liability portion of the debentures will accrete up to the face value at maturity with a corresponding charge to earnings. The face value of the outstanding APF Debentures was $9.7 million at December 31, 2005.

StarPoint Energy Trust

(iii)

Reconciliation of Debenture Activity

	Liability Component	Equity Component	Total
Issued and acquired in 2005	104,399	6,688	111,087
Accretion of liability	178	-	178
Conversion into trust units	(46,132)	(4,658)	(50,790)
Fair value increment amortization	(5,324)	-	(5,324)
Issue cost amortization	286	-	286
Carrying value, at December 31, 2005	53,407	2,030	55,437

The net accretion of liability, fair value increment amortization and issue cost amortization totalling $4.9 million has been included in depletion, depreciation and accretion expense during the year ended December 31, 2005.

5.

Bank Loan

On December 31, 2005, the Trust had a $555.0 million revolving operating credit facility. The credit facility is available on a revolving basis to May 31, 2006 plus a 365 day term period. The facility bears interest at the bank’s prime rate per annum.  StarPoint has pledged as collateral a $1.0 billion first priority floating charge, demand debenture over all of the assets of the Trust. The borrowing base under the credit facility will be re-determined by the lender on a semi-annual basis or upon the acquisition or disposition of assets beyond certain defined limits.

At December 31, 2005, $434.1 million had been drawn on this facility.

6.

Asset Retirement Obligation

The total future asset retirement obligation was estimated based on StarPoint’s net ownership interest in all of its wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods.  StarPoint has estimated the net present value of its total asset retirement obligations to be $71.9 million as at December 31, 2005, based on a total future liability of $172.4.  These payments are expected to be made over the foreseeable future with the majority of costs incurred between now and 2020.  StarPoint’s credit adjusted risk-free rate of six percent and an inflation rate of two percent per annum were used to calculate the net present value of the asset retirement obligation.

The following table reconciles StarPoint’s total asset retirement obligation:

	Year ended	Year ended
	December 31, 2005	December 31, 2004
Asset retirement obligation, beginning of year	13,375	2,052
Change in estimate	(11,132)	-
Liabilities acquired (net of dispositions)	64,737	10,000
Liabilities incurred	2,200	638
Accretion expense	2,750	685
Asset retirement obligation, end of year	71,930	13,375

StarPoint Energy Trust

7.

Income Taxes

The Trust is a taxable entity under the Income Tax Act (Canada) and is taxable only on income that is not distributed or distributable to the unitholders.

The provision for income taxes in the statement of income differs from that which would be expected by applying the applicable statutory tax rates. Differences for the years ended December 31, 2005 and December 31, 2004 are as follows:

	December 31, 2005	December 31, 2004
Income (loss) before taxes	($20,921)	$ 15,401
Statutory income tax rate	38.49%	41.39%
Expected income taxes	(8,052)	6,374
Effect on income taxes of:
Net income attributed to the Trust	(33,472)	-
Net non-deductible crown charges	6,012	506
Unit and stock based compensation	4,252	819
Resource allowance	(6,704)	-
Net amortization and accretion of convertible debentures	(1,889)	-
Non-deductible transaction costs	15,396	-
Effect of tax rate adjustments and other	1,103	(1,619)
Capital taxes	7,616	2,916
	($ 15,738)	$ 8,996

The components of the Trust’s net future income tax liability are as follows:

Property and equipment	$ 132,969	$ 46,486
Asset retirement obligation	(17,252)	(4,950)
Share issue costs	(3,347)	(1,366)
Deferred hedging loss, net of financial derivative liability	5,865	-
	$ 118,235	$ 40,170

StarPoint Energy Trust

8.

Non-Controlling Interest

The exchangeable shares of StarPoint Energy Ltd. are exchangeable at any time into trust units at the option of the holder, based on the exchange ratio in effect. Exchangeable shares may only be held by Canadian residents. Holders of exchangeable shares do not receive distributable cash from the Trust. Rather, on each distribution payment date, the number of trust units into which one exchangeable share is exchangeable is increased on a cumulative basis in respect of the distribution. The number of trust units issuable upon conversion is based on the exchange ratio in effect on the date of conversion.

	Number of shares	Amount ($000s)
Issued for common shares, January 7, 2005	3,494,595	6,810
Exchanged for trust units	(1,904,431)	(3,975)
Non-controlling interest in income	-	1,283
Balance, December 31, 2005	1,590,164	4,118
Exchange ratio, December 31, 2005	1.12207	-
Trust units issuable upon conversion	1,784,275	4,118

During the year ended December 31, 2005, the Trust exchanged 1,904,431 exchangeable shares for trust units.  Each redemption is treated as a step acquisition requiring the exchangeable shares to be transferred to unitholders’ equity at the market value of the units then issued.  As a result, property and equipment, future income taxes and unitholders’ equity were increased by $56.1 million, $21.4 million and $34.7 million respectively.

9.

Unitholders’ Equity

(i)

Authorized

(i)

An unlimited number of common voting units;

(ii)

An unlimited number of special voting units; and

(iii)

An unlimited number of exchangeable shares.

StarPoint Energy Trust

(ii)

Issued and Outstanding Trust Units and Common Shares

Common Shares	Issued	Amount ($000s)
Balance, January 1, 2004	52,092,847	82,793
Issued on acquisition of Upton (note 2)	23,700,625	75,158
Issued on acquisition of Trend (note 2)	1,174,775	5,322
Issued on acquisition of Keystone (note 2)	1,083,837	4,606
Issuance of flow-through shares	480,000	2,496
Shares issued for cash	4,500,000	19,575
Issued on exercise of stock options	101,167	375
Share issue costs (net of future income tax totalling $865,000)	-	(1,297)
Tax effect relating to flow-through shares	-	(2,808)
Balance, December 31, 2004	83,133,251	186,220

Trust Units
Conversion to trust units and exchangeable shares (notes 2 and 8)	20,783,313	-
Units issued on Plan of Arrangement (note 2)	3,309,539	44,962
Reclassification of exchangeable shares (note 8)	(3,494,595)	(6,810)
Reclassification of contributed surplus as at January 7, 2005	-	5,272
Unit issue costs	-	(4,455)
Trust units outstanding as at January 7, 2005, after Arrangement	20,598,257	225,189

Issued for cash	3,760,000	67,680
Issued for cash	17,800,000	320,400
Issued for cash	13,000,000	242,450
Issued on acquisition of APF (note 2)	39,659,628	735,448
Issued on termination of stock option plan	1,534,021	19,777
Issued on conversion of exchangeable shares (note 8)	1,904,431	38,341
Issued pursuant to the distribution reinvestment plan	1,341,928	24,642
Effect of exchange ratio on conversion of exchangeable shares	15,531	315
Issued on exercise of restricted trust units	468,500	9,978
Issued on conversion of convertible debentures	2,927,207	50,790
Unit issue costs	-	(40,802)
Balance, December 31, 2005	103,009,503	1,694,208

Exchangeable shares issued and exchanged are disclosed in note 8.

Each unitholder can request redemption of trust units at a price calculated as the lesser of 90 percent of the market price during the 10 days after the date the units are tendered and the closing market price on the date the units are tendered.  Cash payments for the units tendered are limited to $100,000 per month.  The Trust may issue notes for redemption in excess of cash payments.

StarPoint Energy Trust

(iii)

Stock-based Compensation

On January 7, 2005, StarPoint began operations as a trust. As a result, the predecessor stock-based compensation arrangement was wound-up, resulting in the redemption or cancellation of all outstanding stock-based compensation arrangements. The termination of the stock option plan resulted in an expense of $1.6 million during the first quarter of 2005, reflecting the unexpensed portion of the fair value of the outstanding options (note 10).

A summary of the status of the stock option plan is presented below:

	2005		2004
	Number of shares	Weighted average exercise price ($/share)	Number of shares	Weighted average exercise price ($/share)
Outstanding, January 1	5,054,167	3.54	2,214,500	2.84
Granted	-	-	3,107,500	4.02
Exercised	5,054,167	3.54	(101,167)	3.30
Cancelled	-	-	(166,666)	3.51
Outstanding, December 31	-	-	5,054,167	3.54
Exercisable, December 31	-	-	5,054,167	3.54

(iv)

Unit-based Compensation

StarPoint has adopted a Restricted Unit Bonus Plan (the “Unit Bonus Plan”). The restricted units issued vest and become available for redemption into equivalent amounts of trust units over three years. In addition to the granting of the restricted units, the restricted unitholders receive an amount equivalent to the distributions made to trust unitholders. The Unit Bonus Plan permits the issuance of up to 5 percent of the aggregate issued and outstanding trust units and exchangeable shares.

A summary of the activity for the Unit Bonus Plan is presented below:

Number of units
Outstanding, January 1	-
Granted	1,772,100
Exercised	(468,500)
Cancelled	(11,400)
Outstanding, December 31	1,292,200

At December 31, 2005 all of the restricted units were considered vested upon approval of the merger between the Trust and Acclaim Energy Trust (note 14).

StarPoint Energy Trust

(v)

Distribution Reinvestment Plan

On January 24, 2005, StarPoint announced its Dividend Reinvestment Program (DRIP) to be effective beginning with the monthly cash distribution payable on February 15, 2005. The DRIP allows eligible unitholders to direct their monthly cash distributions to be reinvested in additional units at 95 percent of the average market price. The DRIP also provides an alternative where eligible unitholders may elect, under the premium distribution component, to have these additional units delivered in exchange for a premium distribution equal to 102 percent of the cash distribution that such unitholders would have otherwise been entitled to receive on the distribution date. Finally, the DRIP allows those unitholders who participate in either the regular distribution reinvestment or premium distribution component to purchase additional units from treasury for cash at a purchase price equal to 95 percent of the average market price subject to an overall limit of two percent of the units outstanding at the beginning of the year.

During the year ended December 31, 2005, 1.3 million units with an aggregate value of $24.6 million were issued to unitholders under the DRIP.

(vi)

Contributed Surplus

The following table reconciles the Trust’s contributed surplus:

	December 31, 2005	December 31, 2004
Balance, beginning of year	$ 3,649	$ 733
Unit-based compensation	48,013	-
Restricted units exercised	(9,978)	-
Stock-based compensation	1,623	2,953
Options exercised	(5,272)	(37)
	$ 38,035	$ 3,649

(vii)

Per Unit Amounts

Units outstanding at December 31, 2004 have been converted on a 4 for 1 basis to reflect the exchange of each share of StarPoint Energy Ltd. for either 0.25 trust units or 0.25 exchangeable shares.

Units potentially issuable on the conversion of the convertible debentures described in note 4 are anti-dilutive and are not included in the calculation of diluted weighted average units outstanding for the year ended December 31, 2005.

Net income per unit has been calculated based on the following:

	December 31, 2005	December 31, 2004
Weighted average units outstanding	63,923	19,865
Units issuable on conversion of exchangeable shares	1,590	-
Basic weighted average units and exchangeable shares outstanding	65,513	19,865
Dilutive impact of RTUs and stock options	845	1,065
Diluted weighted average units outstanding	66,358	20,930

StarPoint Energy Trust

10.

Period corporate transaction costs

During the year ended December 31, 2005 the Trust incurred costs as a result of certain business combinations and transactions described in notes 2 and 14.  Details of these costs are as follows:

accounted for using the purchase method of accounting as follows:

Vesting of stock-options and unit-based compensation as a result of corporate transactions	$ 38,590
Severance costs	6,000
Transaction costs and other	3,369
$ 47,959

11.

Supplemental Cash Flow Information

INTEREST AND TAXES PAID

	Year ended
	December 31, 2005	December 31, 2004
Income and other taxes paid	4,462	2,707
Interest paid	10,547	1,756

12.

Committments

The Trust has various commitments through the ordinary course of business.

The Trust is committed to the following approximate payments:

	Total	2006	2007	2008	2009	2010	Thereafter
Office lease	5,838	1,454	1,218	1,059	766	766	575
Pipeline contract	6,463	347	636	802	814	877	2,987

12,301	1,801	1,854	1,861	1,580	1,643	3,562

The above commitments include an estimate of the Trust’s share of operating expenses, utilities and taxes for the duration of the office lease, as well as payments to be made under a pipeline contract.

StarPoint Energy Trust

13.

Financial Instruments

Risk Management

The nature of StarPoint’s operations results in exposure to fluctuations in commodity prices, exchange rates and interest rates.  StarPoint monitors these exposures and when appropriate, uses derivative financial instruments to manage its exposure to these risks.  StarPoint is exposed to credit-related losses in the event of non-performance by counterparties to the financial instruments.  StarPoint deals only with major financial institutions and does not anticipate non-performance by the counterparties.

Upon the acquisition of APF (note 2), StarPoint accrued a liability of $25.1 million for the APF hedges in place at that time. As these hedges mature, the portion of the fair value ascribed to the maturing hedges is recognized in income. During the year ended December 31, 2005, $9.6 million was thus recognized into income.

As at December 31, 2005, the fair value of the outstanding derivatives was $57.8 million, as further detailed below.

FIXED PRICE OIL SWAP CONTRACTS

	Volume (bbl/d)	Average Price ($CDN/bbl)	Index
Jan 1, 2006 – Mar 31, 2006	5,300	68.98	WTI
Apr 1, 2006 – June 30, 2006	6,500	68.08	WTI
Jul 1, 2006 – Sept 30, 2006	7,000	68.20	WTI
Oct 1, 2006 – Dec 31, 2006	6,500	68.27	WTI
Jan 1, 2007 – Dec 31, 2007	8,000	67.26	WTI
Jan 1, 2008 – June 30, 2008	500	72.20	WTI

The fair value of the fixed price oil contracts at December 31, 2005 was a loss of $27.7 million.

FIXED PRICE NATURAL GAS SWAP CONTRACTS

	Volume (GJ/d)	Average Price ($CDN/GJ)	Index
Jan 1, 2006 – Mar 31, 2006	10,000	7.92	AECO
Apr 1, 2006 – June 30, 2006	28,000	7.77	AECO
July 1, 2006 – Dec 31, 2006	30,000	7.85	AECO
Jan 1, 2007 – Dec 31, 2007	5,000	8.47	AECO

The fair value of the fixed price natural gas contracts at December 31, 2005 was a loss of $22.4 million.

StarPoint Energy Trust

COSTLESS COLLARS OIL CONTRACTS

	Volume (bbl/d)	Price ($US/bbl)	Index
Jan 1, 2006 – Mar 31, 2006	3,500	45.43 – 54.26	WTI
Apr 1, 2006 – June 30, 2006	2,500	46.20 – 55.38	WTI
Jul 1, 2006 – Sept 30, 2006	500	50.00 – 64.00	WTI

The fair value of the costless collars oil contracts at December 31, 2005 was a loss of $4.8 million.

COSTLESS COLLARS NATURAL GAS CONTRACTS

	Volume (GJ/d)	Price ($CDN/GJ)	Index
Jan 1, 2006 – Mar 31, 2006	28,000	6.91 – 9.64	AECO

The fair value of the costless collars natural gas contracts at December 31, 2005 was a loss of $2.3 million.

Fixed Interest Rate Swaps

StarPoint has assumed through the APF combination fixed interest rate swaps between April 1, 2005 and September 30, 2007 covering $80.0 million of principal with interest rates varying between 3.58 percent and 3.65 percent, plus a stamp fee. The fair value of the fixed interest rate swaps at December 31, 2005 was a gain of $0.2 million.

Deferred Hedging Loss

In December 2005, StarPoint paid $30.9 million to unwind certain oil hedges totalling approximately 5,800 bbl/d for 2006 and 1,600 bbl/d for 2007.  The deferred hedging loss will be amortized over the life of the original contracts.

StarPoint Energy Trust

14.

Subsequent Events

On September 19, 2005, the Trust and Acclaim Energy Trust (“Acclaim”) jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities pursuant to a Plan of Arrangement (“Arrangement”) which resulted in the creation of Canetic Resources Trust (“Canetic”). The merger received both StarPoint and Acclaim unitholder approval on December 19, 2005 and the Arrangement closed on January 5, 2006. Each StarPoint unitholder received 1.000 Canetic units for each unit they owned and each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned. Unitholders in both StarPoint and Acclaim also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd. (“TriStar”), with assets from both StarPoint and Acclaim. Each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned, and each Acclaim unitholder received 0.083 of a TriStar common share for each unit they owned. In addition, each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned, and each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned. The merger was accounted for as an acquisition by Canetic using the purchase method of accounting.  Costs incurred to December 31, 2005 with respect to the Arrangement totalled approximately $6.5 million and have been recorded as a deferred cost.

On January 5, 2006 the Trust and Acclaim were amalgamated with Canetic.

15.

Contingency

The Trust received a statement of claim issued April 28, 2006 claiming damages totaling $17.3 million relating to breach of contract with respect to a farmout and participation agreement between the Trust and the counter-party.  The Trust filed a statement of defence denying all liability and a counterclaim claiming a 50% interest in a well.  The ultimate resolution of the claim and counterclaim is unknown and any amounts paid or received upon conclusion of these matters will be recorded when determined.

StarPoint Energy Trust